UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-40838

CLEARWATER ANALYTICS HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

777 W. Main Street Suite 900

Boise, ID 83702

(208) 433-1200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One*

*

Explanatory Note: Effective as of June 25, 2026, pursuant to that certain Agreement and Plan of Merger, dated as of December 20, 2025, by and among Clearwater Analytics Holdings, Inc. (“Clearwater”), GT Silver BidCo, Inc. (“Parent”) and GT Silver Merger Sub, Inc. (“Merger Sub”), Parent acquired Clearwater through the merger of Merger Sub into Clearwater, with Clearwater continuing as the surviving corporation and a wholly owned subsidiary of Parent.

Pursuant to the requirements of the Securities Exchange Act of 1934, Clearwater has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

CLEARWATER ANALYTICS HOLDINGS, INC.

Date: July 6, 2026	By:	/s/ Alphonse Valbrune
Alphonse Valbrune
Chief Legal Officer and Corporate Secretary